1934 Act Registration No. 000-50631

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of November 2005

TOM Online Inc.

(Translation of registrant’s name into English)

8th Floor, Tower W3, Oriental Plaza

No. 1 Dong Chang An Avenue

Beijing, China 100738

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F         X                    Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):                     )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):                     )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                                 No          X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .)

EXHIBITS

Exhibit Number		Page
1.1	Director’s/Chief Executive’s Notice - Interest in Shares of Listed Corporation dated November 22, 2005	1
1.2	Director’s/Chief Executive’s Notice - Interest in Shares of Listed Corporation dated November 25, 2005	5
1.3	Director’s/Chief Executive’s Notice - Interest in Shares of Listed Corporation dated November 25, 2005	9

FORWARD-LOOKING STATEMENTS

The Forms 3A of TOM Online Inc. (the “Company”), constituting Exhibits 1.1, 1.2 and 1.3 to this Form 6-K, contain statements that may be viewed as “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Such forward-looking statements are, by their nature, subject to significant risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Such forward-looking statements include, without limitation, statements that are not historical fact relating to the financial performance and business operations of the Company in mainland China and in other markets, the continued growth of the telecommunications industry in China and in other markets, the development of the regulatory environment and the Company’s latest product offerings, and the Company’s ability to successfully execute its business strategies and plans.

Such forward-looking statements reflect the current views of the Company with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in our relationships with telecommunication operators in China and elsewhere, the effect of competition on the demand for the price of our services, changes in customer demand and usage preference for our products and services, changes in the regulatory policies by relevant government authorities, any changes in telecommunications and related technology and applications based on such technology, and changes in political, economic, legal and social conditions in China, India and other countries where the Company conducts business operations, including, without limitation, the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see “Item 3 – Key Information – Risk Factors” section of the Company’s annual report on Form 20-F (File No.000-50631) as filed with the United States Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOM ONLINE INC.
Date: November 25, 2005	By:	/s/ Peter Schloss

	Name:	Peter Schloss
	Title:	Chief Legal Officer

Exhibit 1.1

FORM 3 A

DIRECTOR’S/CHIEF EXECUTIVE’S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive (“director”) giving an Initial Notification or notice of :

(i)	Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii)	Changes in the nature of his interest in such shares; and

(iii)	Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation
TOM ONLINE INC.
2. Stock code	8282	4. Number of issued shares in class
3. Class of shares	Ordinary	4,209,471,474

5. Name of Director (English) as printed on HKID/Passport		8. Name of Director (Chinese)
WANG	LEI LEI
(Surname)	(Other names)
6. HKID/Passport No.	Country of issue of Passport	9. Chinese Character Code
G02707207	PRC	N/A
7. Address of Director		10. Daytime tel. No.
1001, BUILDING 1, XIAO YANG YI BIN STREET, DONG CHENG DISTRICT, BEIJING, PEOPLE’S REPUBLIC OF CHINA		861085181000
		11. e-mail address
		wangleilei@tomonline-inc.com

12. Date of relevant event			13. Date when director became aware of the relevant event/ interest in the shares (if later)
18	11	2005
(day)	(month)	(year)	(day)	(month)	(year)

14. Details of relevant event
	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	124	201	201	398,000	HKD			1.500	301
Short position

15. Total shares in listed corporation immediately before the relevant event			16. Total shares in listed corporation immediately after the relevant event
	Total number of shares	Percentage figure (%)		Total number of shares	Percentage figure (%)
Long position	170,000,000	4.04	Long position	170,000,000	4.04
Short position			Short position

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)
Code describing capacity (see Table 2)	Number of shares
	Long position	Short position

18. Further information in respect of derivative interests in listed corporation
	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration -if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment
Long position(s)	409	16/02/2004	15/02/2014	5.000	1.500	0.000	164,602,000

Short position(s)

19. Further information in relation to interests of children under 18 and/or spouse
Name of child/spouse	Address	Number of shares
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director
Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares
					Long position	Short position

21. Further information in relation to interests held by Director jointly with another person
Name of joint shareholder	Address	Number of shares
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust
Name of Trust	Address	Status Code (see Table 5)	Number of shares
			Long position	Short position

23. Further information from a party to an agreement under Section 317 ( Please see Notes for further information required)
Names of other parties	Address	Number of shares

Total number of shares in which substantial shareholder is interested under section 317 and 318

24. Date of filing this Form 3A	22	11	2005	25. Number of continuation sheets	0
	(day)	(month)	(year)
Form 3A.				26. Number of attachments	0

FORM 3 A

DIRECTOR’S/CHIEF EXECUTIVE’S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive (“director”) giving an Initial Notification or notice of :

(i)	Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii)	Changes in the nature of his interest in such shares; and

(iii)	Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation
TOM ONLINE INC.
2. Stock code	8282	4. Number of issued shares in class
3. Class of shares	Ordinary	4,211,310,735

5. Name of Director (English) as printed on HKID/Passport		8. Name of Director (Chinese)
WANG	LEI LEI
(Surname)	(Other names)
6. HKID/Passport No.	Country of issue of Passport	9. Chinese Character Code
G02707207	PRC	N/A
7. Address of Director		10. Daytime tel. No.
1001, BUILDING 1, XIAO YANG YI BIN STREET, DONG CHENG DISTRICT, BEIJING, PEOPLE’S REPUBLIC OF CHINA		861085181000
		11. e-mail address
		wangleilei@tomonline-inc.com

12. Date of relevant event			13. Date when director became aware of the relevant event/ interest in the shares (if later)
18	11	2005
(day)	(month)	(year)	(day)	(month)	(year)

14. Details of relevant event
	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	122	201		398,000	HKD	1.990	1.990
Short position

15. Total shares in listed corporation immediately before the relevant event			16. Total shares in listed corporation immediately after the relevant event
	Total number of shares	Percentage figure (%)		Total number of shares	Percentage figure (%)
Long position	170,000,000	4.04	Long position	169,602,000	4.03
Short position			Short position

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)
Code describing capacity (see Table 2)	Number of shares
	Long position	Short position

18. Further information in respect of derivative interests in listed corporation
	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration -if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment
Long position(s)	409	16/02/2004	15/02/2014	5.000	1.500	0.000	164,602,000

Short position(s)

19. Further information in relation to interests of children under 18 and/or spouse
Name of child/spouse	Address	Number of shares
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director
Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares
					Long position	Short position

21. Further information in relation to interests held by Director jointly with another person
Name of joint shareholder	Address	Number of shares
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust
Name of Trust	Address	Status Code (see Table 5)	Number of shares
			Long position	Short position

23. Further information from a party to an agreement under Section 317 ( Please see Notes for further information required)
Names of other parties	Address	Number of shares

Total number of shares in which substantial shareholder is interested under section 317 and 318

24. Date of filing this Form 3A	22	11	2005	25. Number of continuation sheets	0
	(day)	(month)	(year)
Form 3A.				26. Number of attachments	0

Exhibit 1.2

FORM 3 A

DIRECTOR’S/CHIEF EXECUTIVE’S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive (“director”) giving an Initial Notification or notice of :

(i)	Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii)	Changes in the nature of his interest in such shares; and

(iii)	Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation
TOM ONLINE INC.
2. Stock code	8282	4. Number of issued shares in class
3. Class of shares	Ordinary	4,212,144,239

5. Name of Director (English) as printed on HKID/Passport		8. Name of Director (Chinese)
WANG	LEI LEI
(Surname)	(Other names)
6. HKID/Passport No.	Country of issue of Passport	9. Chinese Character Code
G02707207	PRC	N/A
7. Address of Director		10. Daytime tel. No.
1001, BUILDING 1, XIAO YANG YI BIN STREET, DONG CHENG DISTRICT, BEIJING, PEOPLE’S REPUBLIC OF CHINA		861085181000
		11. e-mail address
		wangleilei@tomonline-inc.com

12. Date of relevant event			13. Date when director became aware of the relevant event/ interest in the shares (if later)
22	11	2005
(day)	(month)	(year)	(day)	(month)	(year)

14. Details of relevant event
	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	124	201	201	384,000	HKD			1.500	301
Short position

15. Total shares in listed corporation immediately before the relevant event			16. Total shares in listed corporation immediately after the relevant event
	Total number of shares	Percentage figure (%)		Total number of shares	Percentage figure (%)
Long position	169,602,000	4.03	Long position	169,602,000	4.03
Short position			Short position

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)
Code describing capacity (see Table 2)	Number of shares
	Long position	Short position

18. Further information in respect of derivative interests in listed corporation
	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration -if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment
Long position(s)	409	16/02/2004	15/02/2014	5.000	1.500	0.000	164,218,000

Short position(s)

19. Further information in relation to interests of children under 18 and/or spouse
Name of child/spouse	Address	Number of shares
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director
Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares
					Long position	Short position

21. Further information in relation to interests held by Director jointly with another person
Name of joint shareholder	Address	Number of shares
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust
Name of Trust	Address	Status Code (see Table 5)	Number of shares
			Long position	Short position

23. Further information from a party to an agreement under Section 317 ( Please see Notes for further information required)
Names of other parties	Address	Number of shares

Total number of shares in which substantial shareholder is interested under section 317 and 318

24. Date of filing this Form 3A	25	11	2005	25. Number of continuation sheets	0
	(day)	(month)	(year)
Form 3A.				26. Number of attachments	0

FORM 3 A

DIRECTOR’S/CHIEF EXECUTIVE’S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive (“director”) giving an Initial Notification or notice of :

(i)	Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii)	Changes in the nature of his interest in such shares; and

(iii)	Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation
TOM ONLINE INC.
2. Stock code	8282	4. Number of issued shares in class
3. Class of shares	Ordinary	4,212,754,990

5. Name of Director (English) as printed on HKID/Passport		8. Name of Director (Chinese)
WANG	LEI LEI
(Surname)	(Other names)
6. HKID/Passport No.	Country of issue of Passport	9. Chinese Character Code
G02707207	PRC	N/A
7. Address of Director		10. Daytime tel. No.
1001, BUILDING 1, XIAO YANG YI BIN STREET, DONG CHENG DISTRICT, BEIJING, PEOPLE’S REPUBLIC OF CHINA		861085181000
		11. e-mail address
		wangleilei@tomonline-inc.com

12. Date of relevant event			13. Date when director became aware of the relevant event/ interest in the shares (if later)
22	11	2005
(day)	(month)	(year)	(day)	(month)	(year)

14. Details of relevant event
	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	122	201		584,000	HKD	2.125	2.101
Short position

15. Total shares in listed corporation immediately before the relevant event			16. Total shares in listed corporation immediately after the relevant event
	Total number of shares	Percentage figure (%)		Total number of shares	Percentage figure (%)
Long position	169,602,000	4.03	Long position	169,018,000	4.01
Short position			Short position

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)
Code describing capacity (see Table 2)	Number of shares
	Long position	Short position

18. Further information in respect of derivative interests in listed corporation
	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration -if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment
Long position(s)	409	16/02/2004	15/02/2014	5.000	1.500	0.000	164,218,000

Short position(s)

19. Further information in relation to interests of children under 18 and/or spouse
Name of child/spouse	Address	Number of shares
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director
Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares
					Long position	Short position

21. Further information in relation to interests held by Director jointly with another person
Name of joint shareholder	Address	Number of shares
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust
Name of Trust	Address	Status Code (see Table 5)	Number of shares
			Long position	Short position

23. Further information from a party to an agreement under Section 317 ( Please see Notes for further information required)
Names of other parties	Address	Number of shares

Total number of shares in which substantial shareholder is interested under section 317 and 318

24. Date of filing this Form 3A	25	11	2005	25. Number of continuation sheets	0
	(day)	(month)	(year)
Form 3A.				26. Number of attachments	0

Exhibit 1.3

FORM 3 A

DIRECTOR’S/CHIEF EXECUTIVE’S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive (“director”) giving an Initial Notification or notice of :

(i)	Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii)	Changes in the nature of his interest in such shares; and

(iii)	Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation
TOM ONLINE INC.
2. Stock code	8282	4. Number of issued shares in class
3. Class of shares	Ordinary	4,212,754,990

5. Name of Director (English) as printed on HKID/Passport		8. Name of Director (Chinese)
WANG	LEI LEI
(Surname)	(Other names)
6. HKID/Passport No.	Country of issue of Passport	9. Chinese Character Code
G02707207	PRC	N/A
7. Address of Director		10. Daytime tel. No.
1001, BUILDING 1, XIAO YANG YI BIN STREET, DONG CHENG DISTRICT, BEIJING, PEOPLE’S REPUBLIC OF CHINA		861085181000
		11. e-mail address
		wangleilei@tomonline-inc.com

12. Date of relevant event			13. Date when director became aware of the relevant event/ interest in the shares (if later)
23	11	2005
(day)	(month)	(year)	(day)	(month)	(year)

14. Details of relevant event
	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	124	201	201	392,000	HKD			1.500	301
Short position

15. Total shares in listed corporation immediately before the relevant event			16. Total shares in listed corporation immediately after the relevant event
	Total number of shares	Percentage figure (%)		Total number of shares	Percentage figure (%)
Long position	169,018,000	4.01	Long position	169,018,000	4.01
Short position			Short position

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)
Code describing capacity (see Table 2)	Number of shares
	Long position	Short position

18. Further information in respect of derivative interests in listed corporation
	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration -if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment
Long position(s)	409	16/02/2004	15/02/2014	5.000	1.500	0.000	163,826,000

Short position(s)

19. Further information in relation to interests of children under 18 and/or spouse
Name of child/spouse	Address	Number of shares
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director
Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares
					Long position	Short position

21. Further information in relation to interests held by Director jointly with another person
Name of joint shareholder	Address	Number of shares
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust
Name of Trust	Address	Status Code (see Table 5)	Number of shares
			Long position	Short position

23. Further information from a party to an agreement under Section 317 ( Please see Notes for further information required)
Names of other parties	Address	Number of shares

Total number of shares in which substantial shareholder is interested under section 317 and 318

24. Date of filing this Form 3A	25	11	2005	25. Number of continuation sheets	0
	(day)	(month)	(year)
Form 3A.				26. Number of attachments	0

FORM 3 A

DIRECTOR’S/CHIEF EXECUTIVE’S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive (“director”) giving an Initial Notification or notice of :

(i)	Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii)	Changes in the nature of his interest in such shares; and

(iii)	Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation
TOM ONLINE INC.
2. Stock code	8282	4. Number of issued shares in class
3. Class of shares	Ordinary	4,213,538,990

5. Name of Director (English) as printed on HKID/Passport		8. Name of Director (Chinese)
WANG	LEI LEI
(Surname)	(Other names)
6. HKID/Passport No.	Country of issue of Passport	9. Chinese Character Code
G02707207	PRC	N/A
7. Address of Director		10. Daytime tel. No.
1001, BUILDING 1, XIAO YANG YI BIN STREET, DONG CHENG DISTRICT, BEIJING, PEOPLE’S REPUBLIC OF CHINA		861085181000
		11. e-mail address
		wangleilei@tomonline-inc.com

12. Date of relevant event			13. Date when director became aware of the relevant event/ interest in the shares (if later)
23	11	2005
(day)	(month)	(year)	(day)	(month)	(year)

14. Details of relevant event
	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	122	201		392,000	HKD	2.075	2.075
Short position

15. Total shares in listed corporation immediately before the relevant event			16. Total shares in listed corporation immediately after the relevant event
	Total number of shares	Percentage figure (%)		Total number of shares	Percentage figure (%)
Long position	169,018,000	4.01	Long position	168,626,000	4.00
Short position			Short position

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)
Code describing capacity (see Table 2)	Number of shares
	Long position	Short position

18. Further information in respect of derivative interests in listed corporation
	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration -if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment
Long position(s)	409	16/02/2004	15/02/2014	5.000	1.500	0.000	163,826,000

Short position(s)

19. Further information in relation to interests of children under 18 and/or spouse
Name of child/spouse	Address	Number of shares
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director
Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares
					Long position	Short position

21. Further information in relation to interests held by Director jointly with another person
Name of joint shareholder	Address	Number of shares
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust
Name of Trust	Address	Status Code (see Table 5)	Number of shares
			Long position	Short position

23. Further information from a party to an agreement under Section 317 ( Please see Notes for further information required)
Names of other parties	Address	Number of shares

Total number of shares in which substantial shareholder is interested under section 317 and 318

24. Date of filing this Form 3A		11	2005	25. Number of continuation sheets	0
	(day)	(month)	(year)
Form 3A.				26. Number of attachments	0